Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED

MARCH 31, 2025

CONTENTS

COMPANY OVERVIEW	2
OPERATING AND FINANCIAL HIGHLIGHTS	3
OUTLOOK	4
FINANCIAL RESULTS	7
FINANCIAL CONDITION REVIEW	11
KSM SITE CAPTURE AND EARLY WORKS	13
MINERAL INTERESTS	16
LIQUIDITY AND CAPITAL RESOURCES	20
COMMITMENTS AND CONTINGENCIES	26
OTHER CONTINGENCIES	27
CONTROLS AND PROCEDURES	27
SUSTAINABILITY	29
SHARES ISSUED AND OUTSTANDING	29
RECENT ACCOUNTING PRONOUNCEMENTS	29
CRITICAL ACCOUNTING ESTIMATES	29
RISKS AND UNCERTAINTIES	30
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	30

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated May 13, 2025, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three months ended March 31, 2025. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2024, and the 2024 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.

The consolidated interim financial statements for the three months ended March 31, 2025, and the comparative period have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America, and its principal projects include the KSM property located in British Columbia. The Company also holds a 100% interest in the Courageous Lake property located in the Northwest Territories, the 3 Aces Project in Yukon, the Snowstorm Project in Nevada and the Iskut Project other than a portion of the Snip North target in the north of the Iskut Project, in which the Company owns between a 95% and 100% interest. Although focused on gold exploration, the Company has made significant amounts of copper discoveries, in particular, at KSM and Iskut. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

●	Final drill results from Snip North, within the Company’s Iskut Project, announced in January 2025, continued to define copper and gold mineralization across a strike length of approximately 2,000 meters and a dip projection of at least 600 meters.

●	On February 19, 2025, the Company completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor, raising an additional US$20.1 million.

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars, except share data)	Three months ended March 31,
	2025	2024

Financial information
Remeasurement gain on secured note liabilities through profit and loss	16,281	14,640
Remeasurement loss on secured note liabilities through other comprehensive income (loss)	(7,102)	(21,351)
Unrealized foreign exchange gain (loss)	518	(13,353)
Realized foreign exchange gain	1,408	452
Corporate and administrative expenses	(4,354)	(4,647)
Income tax expense	(4,345)	(5,773)
Cash from (used in) operating activities	(1,639)	1,353
Cash used in investing activities [1]	(29,635)	(39,300)
Cash from financing activities	138,241	10,834

Share data
Basic and diluted earnings (loss) per share	0.11	(0.09)
Weighted average outstanding shares (basic) (millions)	95.7	86.4

Balance sheet information

(In thousands of Canadian dollars)	March 31, 2025	December 31, 2024
Balance sheet information
Cash and cash equivalents	156,761	49,815
Mineral interests, property and equipment	1,272,723	1,251,424
Long-term receivables and other assets	135,547	119,947
Secured note liabilities	556,353	562,552

1)	During the three ended March 31, 2025, cash used in investing activities included $14.3 million investment in mineral interest, property and equipment (first quarter of 2024 - $39.3 million), $15.6 million investment in long-term receivables and other assets (first quarter of 2024 - nil).

OUTLOOK

KSM Project

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build the full project or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project.

The Company received its environmental approvals from the federal, provincial and Nisga’a Lisims governments in 2014, which allows for the mining and processing of 2.3 billion tonnes of ore from the KSM mineral deposits. These environmental assessment approvals are not subject to expiry with the receipt of KSM’s substantial start designation in July 2024 from the Province of British Columbia. In addition to its environmental approvals, the company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early works programs, such as road and camp construction. Additional permits will still need to be obtained prior to the project going into full production. The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the Mitchell Treaty Tunnel (“MTT”) complex, two 23 km long parallel tunnels that connect the mine sites to the milling area. The company currently holds a number of permits required for the MTT, including a Mines Act permit M-245 (“M-245”) covering a portion of the MTT construction; a License of Occupation (“LoO”) for the proposed MTT route, and a Conditional Registration Reserve (“CRR”) granted by the Provincial Gold Commissioner. These authorizations were granted by the appropriate government agencies originally in 2014, with the M-245 issued in 2022. The LoO was renewed in 2024 and would be subject to renewal again in 2044. The LoO provides KSM the right to occupy the area in which it intends to construct the MTT. Once the MTT is constructed, the License will be converted into a statutory right-of-way.

In 2025, the Company will endeavor to collect anticipated field data for, and undertake value engineering to support, a future KSM bankable feasibility study, respond to data requirements from the joint venture process, make final pre-payments to BC Hydro for completion of the KSM switching station and fund other costs associated with ongoing activities. The work that a joint venture partner might choose to complete might require the collection of additional data, and the feasibility study work might conclude that the development of the KSM Project proceed generally in accordance with the 2022 KSM PFS or take a different approach to development of the KSM Project. Therefore, the timing and cost to conclude a feasibility study are difficult to predict. The company also continues to advance the permitting process for securing the provincial approval to construct the full length of the MTT.

The Company plans its work to advance the KSM Project on an annual basis; when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide on work based on its priorities and available financing, the results of its advancement work, and the items it believes are best left for a joint venture partner to complete. Plans and objectives for each year are announced early each year. The Company has only prepared preliminary estimates for the cost of additional work, that has been recommended in the PFS that would see KSM through the next stages of development and certain of the work requires further engineering before reasonable cost estimates can be established.

On January 17, 2024, the Company filed its application for the Substantially Started designation (“SSD”) for KSM, and in July 2024, the Company received a positive determination from the BC Government. The designation makes the EAC, for the KSM Project, no longer subject to expiry, significantly reducing project risk.

To apply for the SSD for KSM, by the end of 2023, the Company had completed infrastructure work, including the construction of fish habitat offsetting ponds, powerline installations, road and bridge, and camp construction. In the current year, the Company continued early works activities, focusing on the continued construction of the power substation and the clearing of additional sites for the location of the proposed additional infrastructure, along with other technical and environmental activities.

On November 22, 2024, the Tsetsaut/Skii km Lax Ha (“TSKLH”) filed a petition against the Province seeking judicial review of the SSD by the Province for the KSM Project. TSKLH are seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. And on November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the Province and the KSM Mining ULC, also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC are challenging the SSD as public interest advocates who claim no rights or property interests in the KSM Project area, rather than as private litigants.

The SSD is unaffected by the petitions and will remain in place if the Province successfully defends the SSD. If the petitioners are successful, a typical order in these circumstances would require a resumption of the substantially started determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD). If, after resumption of the substantially started determination process, the Province determines the KSM Project was not “substantially started”, the SSD would not remain in place and the EAC would not expire until July 29, 2026. In this instance the Company could submit a new application for a substantially started determination and include in the application additional work completed in 2024 and 2025 at the KSM Project that was not already considered in the initial application process. Additionally, the EAC would not expire within the review period by the Province and would only expire, if upon review of the second application, the Province determined that the KSM Project was not substantially started.

If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above, the EAC would expire. Based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management considers that the probability of KSM Mining ULC not retaining the EAC is remote.

The Company’s budget for 2025 activities is estimated at $162.7 million, which includes $54.4 million to BC Hydro for construction power infrastructure, $72.1 million of site capture and early works activities, $8.0 million of environmental and social spending and $23.8 million for technical and engineering and $4.4 million payroll and other holding and property costs. This budgeted work will be funded through a recent US$100.2 million bought deal and concurrent private placement financing that closed in February 2025, existing cash reserves, and proceeds from the Company’s US$100 million At-The-Market (“ATM”) offering, along with other potential financings.

Iskut Project

The 2025 exploration plans for Iskut focus on completing a planned 8,000 meter drill program in a 10 to 12 drill hole program in order to announce a maiden copper-gold mineral resource at the Snip North target in Q1 2026. Additionally, the Company aims to explore further copper-gold discovery potential. The drill program will use structural, geochemical, and AI-assisted geophysical modeling.

In 2024, the Company identified a large, intense hydrothermal system at Snip North that remains open to the West and Northwest. This will be the focus of exploration in 2025, to define a mineral resource, as the source of the mineral system discovered in 2024 is still unknown. Defining resources at Snip North will provide valuable insights that can be applied to other areas of the Iskut Property, where there is potential for additional Cu-Au porphyry discoveries.

The estimated exploration budget for 2025 is $13.4 million. The environmental work continues on the reclamation and closure plan for the Johnny Mountain mine. Along with other non-reclamation environmental work, project carrying costs, and payroll cost allocation, an additional $5.5 million is expected to be incurred for a total of $18.9 million planned spend in 2025.

3 Aces Project

The 2025 exploration objective for 3 Aces is to complete an evaluation of the strike extension of the Central Core Area to the south. Accomplishing this objective will involve completing 2,500 meters of diamond drilling in 5 to 7 holes. The total budget for the 2025 program at 3 Aces is $7.4 million.

In 2024, at the 3 Aces Project, the Company undertook an exploration program on the 357 km2 project which included drill testing three priority resource expansion targets in the Central Core Area completing a surface evaluation of three regional targets, reverse circulation drilling of two priority regional targets and completing a regional exploration model, prioritizing targets throughout the property for resource definition in 2025. The Company is pursuing an exploration model that predicts gold is localized along second-order folds along the contact of phyllite and sandstone. Geological observations so far have documented the regional continuity of these phyllite-sandstone contacts.

Snowstorm Project

The exploration objective at Snowstorm in 2025 is to continue the evaluation of a Getchell-style gold deposit and deploy a new technology for the discovery of Getchell-style mineralization at Snowstorm. The estimated total budget for 2025 is $1.8 million.

In 2024, a $1.1 million program was conducted to confirm conditions related to existing land use permits for the Goldstorm target and investigate a program to incorporate new technology for the discovery of mineralization at Snowstorm. The estimated total budget for 2025 is $1.8 million.

Courageous Lake Project

The 2025 plan for Courageous Lake is to maintain local community relations and our permits in good standing and to initiate the permitting process for renewal of the exploration permits for the Project, which are scheduled for expiration in 2027 with a $100K budget. The estimated total budget for 2025 is $0.8 million.

Financing

The company is actively exploring various funding alternatives to support its operations and achieve its objectives. On February 19, 2025, it completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor, raising an additional US$20.1 million.

Other financing options include issuing shares under a Prospectus Supplement to the existing Base Shelf Prospectus, sales under the ATM facility, selling or optioning the Company’s properties or a royalty or streaming interest in the Company’s properties, securing funding from a joint venture partner, and private placements, including flow-through financings.

FINANCIAL RESULTS

(in thousands of Canadian dollars except where noted)	Three months ended March 31,
	2025	2024	Change
Remeasurement gain on secured note liabilities through profit and loss	16,281	14,640	1,641
Corporate and administrative expenses	(4,354)	(4,647)	293
Foreign exchange gain (loss)	1,926	(12,901)	14,827
Other income - flow-through shares	295	248	47
Interest income	878	311	567
Finance costs and other	(130)	(51)	(79)
Earnings (loss) before income taxes	14,896	(2,400)	17,296
Income tax expense	(4,345)	(5,773)	1,428
Net income (loss) for the year	10,551	(8,173)	18,724

During the current quarter, the Company recorded a net income of $10.6 million, or $0.11 per share, on both a basic and diluted basis. During the comparative period of 2024, the Company recorded a net loss of $8.2 million, or $0.09 per share, on both a basic and diluted basis.

Remeasurement gain on secured note liabilities through profit and loss

During the first quarter of 2025 and 2024, the gain recognized on the remeasurement of secured note liabilities was mainly the net result of a gain due to an increase in discount rates and payment of interest, partially offset by losses due to an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:	Three months ended March 31,
($000s)	2025	2024	$ Change	% Change
Employee compensation	1,723	1,720	3	0%
Stock-based compensation	1,062	1,190	(128)	(11)%
Professional fees	309	705	(396)	(56)%
Other general and administrative	1,260	1,032	228	22%
	4,354	4,647	(293)	(6)%

Total Corporate and administrative expenses for the three months ended March 31, 2025, were $4.4 million compared to $4.6 million in the prior-year period. The decrease was mainly due to lower stock-based compensation and lower professional fees. Professional fees decreased by $0.4 million.

Stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) decreased by $0.1 million. This decrease was primarily due to the forfeiture of 5,499 RSUs during the current quarter, as well as the application of a longer amortization period for DSUs (five years) compared to RSUs (three years).

As at March 31, 2025, 777,302 RSUs and 54,500 DSUs were outstanding. The Company’s stock-based compensation expenses related to RSUs and DSUs are presented in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Forfeited/ Expired	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
Jun 24, 2021	10,000	222	-	222	-	-	-
Sept 1, 2021	20,000	454	-	454	-	-	-
Sept 7, 2021	10,000	229	-	229	-	-	-
Oct 1, 2021	10,000	195	-	195	-	-	-
Jul 4, 2022	10,000	159	-	133	26	-	-
Dec 13, 2022	310,266	4,899	10,665	2,955	1,488	134	322
Jun 28, 2023	20,000	312	-	52	104	26	130
Dec 11, 2023	379,300	4,504	78,041	117	1,929	354	2104
Dec 9, 2024	316,420	4,987	1,500	0	121	497	4,369
			90,206	4,357	3,668	1,011	6,925

		(000s)
DSUs granted	Number of DSUs	Grant date fair value ($	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
December 9, 2024	54,500	1,031	-	12	51	968
			-	12	51	968

During the fourth quarter of 2024, 54,500 DSUs were granted to members of the Board of Directors, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of certain of the RSUs granted to senior management is dependent on attaining corporate objectives, including a positive construction decision at KSM and the Company’s share price outperforming certain market benchmarks. A total of 69,375 RSUs granted to senior management, subject to market condition-based vesting, expired on December 31, 2024, as the performance criteria were not met.

During the first quarter of 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During the third quarter of 2024, upon the Company receiving its Substantially Started designation from the BC Government, 58,067 RSUs, granted in 2022, vested together with an additional 5,000 RSUs granted to a director. In December 2024, 25,505 RSUs vested, representing 1/3 of the RSUs granted to the non-executive employees in 2022 and 2023.

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs vested, representing 1/3 of the RSUs granted to employees in 2022.

Foreign exchange

	Three months ended March 31,
($000s)	2025	2024	Change
Unrealized foreign exchange gain (loss)	518	(13,353)	13,871
Realized foreign exchange gain	1,408	452	956
Foreign exchange gain (loss)	1,926	(12,901)	14,827

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the period.

The secured note liabilities are denominated in U.S. dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) on the consolidated statements of operations and comprehensive income (loss). The remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in U.S. dollars. Appreciation of the U.S. dollar relative to the Canadian dollar during the current year resulted in a foreign exchange loss on the revaluation of secured note liabilities, and conversely, a foreign exchange gain on the revaluation of cash and cash equivalents denominated in U.S. dollars.

Other income - flow-through shares

During the three months ended March 31, 2025, the Company recognized $0.3 million of other income related to the flow-through share premium recorded on the financings completed in June 2024, and December 2024 (discussed below). During the comparative periods, the Company recognized $0.2 million of other income related to the flow-through share premium recorded on the financing completed in December 2022.

Interest income

During first quarter of 2025, interest income increased to $0.9 million, compared to $0.3 during the first quarter of 2024. The increase was primarily attributable to interest income earned from cash deposits and short-term investments made from the proceeds of the private placement and the bought deal financing completed in February 2025.

Finance costs and other

Finance costs and other were mainly related to the equity loss of an associated and accretion of reclamation liabilities that amounted to $0.1 million for the three months ended March 31, 2025, compared to $0.1 million in the comparative period of 2024. During the first quarter of 2025, capitalized interest related to the secured note liabilities amounted to $8.7 million, compared to $7.7 million in the comparative period of 2024.

Income tax expense

During the three months ended March 31, 2025, the Company recognized income tax expense of $4.3 million, primarily due to the deferred tax liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities and renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes, partially offset by income tax recovery arising from the losses in the period. The income tax impact of $1.9 million, recorded through other comprehensive income (loss), was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.

During the three months ended March 31, 2024, the Company recognized income tax expense of $5.8 million, primarily due to the deferred tax liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities and renouncement of expenditures related to the December 2023 flow-through shares issued which are capitalized for accounting purposes, partially offset by income tax recovery arising from the losses in the period. The income tax impact of $5.8 million, recorded through other comprehensive income (loss), was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending March 31, 2025 is as follows:

(in thousands of Canadian dollars,	2025	2024				2023
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	10,551	(40,764)	(27,551)	45,241	(8,173)	(22,175)	(5,292)	8,985
Basic earnings (loss) per share	0.11	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11
Diluted earnings (loss) per share	0.11	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11

Change in the fair value of the secured note liabilities is summarized in the following table:

	2025	2024				2023
(in thousands of Canadian dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Change in fair value through profit of loss:
Fair value remeasurement gain (loss)	16,281	(3,804)	(42,035)	68,115	14,640	(40,065)	11,742	10,379
Unrealized foreign exchange gain (loss)	518	(33,050)	5,972	(5,997)	(13,351)	14,881	(12,013)	5,723
Total change in fair value gain (loss) through profit or loss	16,799	(36,854)	(36,063)	62,118	1,289	(25,184)	(271)	16,102
Change in fair value gain (loss) through other comprehensive income (loss)	(7,102)	(15,401)	15,521	55,430	(21,351)	(53,457)	(32,063)	8,728
Capitalized deferred interest [1]	(3,498)	(3,406)	(3,325)	(3,335)	(3,287)	(6,588)	-	-
Total change in fair value	6,199	(55,661)	(23,867)	114,213	(23,349)	(85,229)	(32,334)	24,830

1)	For the first quarter of 2025, $3.5 million (first quarter of 2024 - $3.3 million) of deferred interest related to the 2023 Secured Note was classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	March 31, 2025	December 31, 2024
Balance sheet information
Cash and cash equivalents	156,761	49,815
Other current assets	9,326	8,331
Non-current assets	1,431,188	1,394,591
Total assets	1,597,275	1,452,737

Current liabilities	17,433	20,319
Non-current liabilities excluding secured note liabilities	27,649	26,848
Secured note liabilities	556,353	562,552
Total liabilities	601,435	609,719
Total equity	995,840	843,018
Total liabilities and equity	$1,597,275	1,452,737

Cash and cash equivalents

The cash and cash equivalents increase was primarily attributable to the US$100.2 million financing completed in February 2025.

Other current assets

Other current assets primarily consist of HST and other receivables, prepaid expenses, and investments. The increase in other current assets in 2025 was mainly due to a $1.1 million increase in HST receivables and a $1.2 million increase due to fair value remeasurement of marketable securities.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables, reclamation deposits, and investment in associate. The increase relative to the prior period was primarily due to the Company’s investment in mineral interests, property, and equipment (discussed below under the Site capture and Mineral interests sections).

Current liabilities

Current liabilities balance primarily consist of trade and other payables, flow-through share premium and the current portion of the provision for reclamation liabilities.

Non-current liabilities

Non-current liabilities, excluding secured note liabilities, consist primarily of deferred income tax liabilities, provision for reclamation liabilities and lease obligations. During the current quarter, the Company recognized deferred income tax liability of $0.9 million (first quarter of 2024 - nil) primarily due to the liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar-denominated 2022 and the 2023 secured notes. During the first quarter of 2025, the fair value of the secured note liabilities decreased by $6.2 million, from $562.6 million on December 31, 2024 to $556.4 million on March 31, 2025. The decrease in the fair value was primarily due to the increase in discount rates, appreciation of Canadian dollar compared to the U.S. dollar, and settlement of interest, partially offset by increase in the fair value due to increase in metal prices, decrease in credit spreads, and the impact of valuing the notes at reporting periods closer to maturity.

The change in the fair value of the secured note liabilities during the three months ended March 31, 2025, and the prior-year period is summarized in the following table:

($000s)	Three months ended March 31,
	2025	2024	Change
2022 Secured Note:
Remeasurement gain (loss)	(2,577)	5,419	(7,996)
Foreign Exchange gain (loss)	277	(6,840)	7,117
Total gain (loss) through profit or loss	(2,300)	(1,421)	(879)
Gain (loss) through other comprehensive income (loss)	(1,218)	(9,079)	7,861
Increase (decrease) in fair value during the period	(3,518)	(10,500)	6,982
2023 Secured Note:
Remeasurement gain (loss)	15,360	5,934	9,426
Foreign Exchange gain (loss)	241	(6,510)	6,751
Total gain (loss) through profit or loss	15,601	(576)	16,177
Gain (loss) through other comprehensive income (loss)	(5,884)	(12,272)	6,388
Increase (decrease) in fair value during the period	9,717	(12,848)	22,565
2022 and 2023 Secured Notes:
Remeasurement gain (loss)	12,783	11,353	1,430
Foreign Exchange gain (loss)	518	(13,350)	13,868
Total gain (loss) through profit or loss	13,301	(1,997)	15,298
Gain (loss) through other comprehensive income (loss)	(7,102)	(21,351)	14,249
Increase (decrease) in fair value during the period	6,199	(23,348)	29,547

During the first quarter of 2025, the deferred interest related to the 2023 Secured Note, of $3.5 million (first quarter of 2024 - $3.3 million) was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. At each reporting period, the Company re-estimates the timelines of key milestones to achieve commercial production. Key assumptions in this model are summarized in the following table:

2022 Secured Note:

Inputs and assumptions	March 31, 2025		December 31, 2024
Forecast silver production in thousands of ounces		166,144		166,144
Silver spot price on March 27, 2025 and December 27, 2024 [1]	US$	34.90	US$	29.66
Risk-free rate		4.6%		4.8%
Credit spread		4.6%		4.8%
Share price volatility		60%		60%
Silver royalty discount factor		13.1%		11.6%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

2023 Secured Note:

Inputs and assumptions	March 31, 2025		December 31, 2024
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Metals spot prices: [1]
Gold per ounce on March 27, 2025 and December 27, 2024	US$	3,060.20	US$	2,617.20
Silver per ounce on March 27, 2025 and December 27, 2024	US$	34.90	US$	29.66
Copper per pound on March 17, 2025 and December 16, 2024	US$	4.44	US$	4.06
Molybdenum per pound on March 31, 2025 and December 31, 2024	US$	20.13	US$	21.37
Risk-free rate		4.6%		4.8%
Credit spread		4.6%		4.8%
Share price volatility		60%		60%
NSR royalty discount factor		13.1%		11.6%

1)	The metal prices used in model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices

The fair value of the 2022 Secured Note and 2023 Secured Note were estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the note will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the three months ended March 31, 2025 the Company continued site capture and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started designation from the BC Government for its 100% owned KSM Project. This designation makes the BC Environmental Assessment Certificate (“EAC”) no longer subject to expiry.

Expenditures related to site capture and early work program, started in 2021 and continued through 2025, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	8,071	15,600	8,746	32,417
As at March 31, 2025	389,157	122,320	75,739	587,216

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and amendments thereto, as at March 31, 2025, the Company has made $122.3 million prepayments. Subsequent to the quarter end, the Company made an additional $24.4 million prepayment to BC Hydro.

2)	During the current quarter, construction in progress additions at KSM included $8.7 million of capitalized borrowing costs (three months ended March 31, 2024 - $7.7 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.

During the three months ended March 31, 2025, the Company incurred $8.1 million in capital and camp operating expenditures. Key activities included the continued installation of grid power at the Treaty Creek Terminal (TCT) site by BC Hydro, ongoing operation and maintenance of the project site in accordance with water management requirements, and efforts to optimize the Camp 11 footprint (as discussed below).

In 2024, the Company incurred $44.7 million in capital expenditures. Major components of this investment included the development of Camp 11, construction of the Treaty Creek Access Road (TCAR), implementation of the Taft Creek Fish Habitat Offsetting Programs, Bell-Irving Bridge maintenance, development of Camp 11’s potable water supply, procurement of construction aggregates, consolidation of utilities, and the completion of key water management systems (as detailed below).

Camps

During the three months ended March 31, 2025, the Company continued the work initiated in 2024 to advance the potable water supply system at Camp 11. Efforts focused on finalizing the development of a new water well, procurement of pumping and piping equipment, and finalizing the installation of a water treatment system. In 2024, the Company also completed a permanent stormwater discharge system and continued to consolidate electrical utilities, reducing dependence on multiple generators to lower fuel consumption and emissions. These ongoing cost-saving initiatives have led to a reduction in the forecasted annual site operational costs by approximately $2 million.

Roads and Bridges

In 2024, TCAR underwent several repairs, including road and ditch cleaning, culvert rip rap reinforcements, regrading, and cut bank erosion repairs. The temporary bridge infrastructure was also recertified. Upper TCAR tree clearing and path building took place to support engineering, and the engineering commenced. TCAR from Highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance. Road Engineering also commenced from Camp 9 to the Mitchell Portal. In the first 3 months of 2025, planning had begun to complete and finalize the Engineering design of NTAR. Ongoing Engineering of Upper TCAR to Saddle and Camp 9 to Mitchell Portal continued with final designs expected in 2025 Q2.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road (“CCAR”) was completed to KM 3.2 at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on CCAR was conducted in 2024. In the first 3 months of 2025, planning has commenced to complete the Engineering and Design of CCAR from KM 3.2 to the Mitchell Terminus.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. An additional revegetation planting program was completed in fourth quarter 2024. Invasive species investigation and removal planning were completed.

In late 2024 the initial earthworks commenced at Taft Creek Fish Habitat Offsetting Program, including construction of the site entrance and laydown areas for future construction, tree clearing and brushing of the construction footprint and brush piling for future burning. During the first quarter of 2025, the laydown and brush piling works were completed and the site is ready for future construction.

Land Clearing for Project Infrastructure

To further site investigation activities and in preparation for future work, in 2023, initial land-clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, the ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, a water storage dam, and Mitchell Valley onsite roads. Planning for additional work in 2025 is being conducted. Contracting for additional tree clearing work in 2025 for site investigations, Saddle portal infrastructure and CCAR road alignment Right of Way is in progress.

Hydro Installation

In 2025, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. Negotiations and study are currently in progress with BC Hydro to document and finalize costs to completion.

Pursuant to a Facilities Agreement in 2022 and its amendment in March 2024 and January 2025, the Company has made $146.7 million prepayments inclusive of $24.4 million which was paid subsequent to the quarter end in April. The objective of the payments made to date, and scheduled for the remainder of the year, is to have the extended transmission lines and the required reinforcement work completed in 2026, years prior to the estimated time that power will be required for the construction phase.

MINERAL INTERESTS

During the first quarter of 2025, the Company added an aggregate of $4.6 million (first quarter of 2024 - $4.9 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

($000s)	Three months ended March 31, 2025		Three months ended March 31, 2024
	Amount	Percentage	Amount	Percentage
KSM	2,536	55%	3,277	67%
Iskut	745	16%	662	13%
Snowstorm	561	12%	176	4%
3 Aces	627	13%	464	9%
Courageous Lake	165	4%	330	7%
Total expenditures	4,634	100%	4,909	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below:

Amounts expressed in U.S. dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$-83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) had requested that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014, and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the BC government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct and operate the tunnels. This type of authorization is commonly used by the BC government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for more than a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor’s submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (“WLRS”) regarding the Company’s current License of Occupation. The WLRS Letter verified that their records show the License of Occupation is in good standing, and there is no justification for canceling it under the empowering statute or relevant License of Occupation provisions. On September 25, 2024, the BC government renewed the License of Occupation for the Mitchell Treaty Tunnels at the KSM Project for 20 years until September 27, 2044.

In early 2024, EMLI further clarified their position in a revised letter that states that a CRR was established by the Chief Gold Commissioner, for the Mitchell Treaty Tunnels area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor. The revised letter also stated that: “In any decision on the MTT Area within Tudor’s mineral tenure, the Chief Permitting Officer would consider the potential impacts to Tudor and the limitations imposed on Tudor by the CRR.”

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the three months ended March 31, 2025.

At KSM, the Company’s 2025 actual and full-year planned expenditures related to the technical and engineering and environmental and social programs are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	600	2,604
Technical and engineering	381	23,750
Environmental and social	1,482	8,042
Other holding or property	73	322
Total	2,536	34,718

Technical and engineering costs include costs related to commencing this year’s filed program that includes obtaining the remaining field data that we anticipate will be required for a bankable feasibility study. The program will also be evaluating some of the engineering alternatives prospective joint-venture partners have proposed to us for advancing KSM. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	360	2,854
Exploration	331	13,444
Environmental and social	103	2,506
Other property or holding costs	3	80
Total	797	18,884

In 2024, the Company completed over 23,000 meters of diamond drilling at Snip North and Bronson Slope, targeting a copper-gold porphyry system. Drilling at Snip North intersected broad zones of significant mineralization within a large potassic alteration system, indicating a nearby porphyry source. The program was expanded from the original 12,500 meters to further investigate the mineralization linked to an epithermal system identified in 2023. With a focus on Snip North, the results showed a strong correlation between copper and gold grades and intrusive-related mineralization. The program was executed using three helicopter-portable rigs at a total cost of $13.5 million, exceeding the $12.0 million budget.

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target in 2023 found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective copper-gold intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of copper-gold deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered copper-gold grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2025 reclamation and closure activities at the Johnny Mountain mine site. During the three months ended March 31, 2025, work included planning for 2025 activities. During the three months ended March 31, 2025, the Company incurred $0.1 million of costs compared to $0.25 million full-year plan in 2025.

Snowstorm Project

At Snowstorm, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	48	187
Exploration	445	1,117
Environmental and social	4	75
Other holding or property	64	462
Total	561	1,841

The exploration objective at Snowstorm in 2025 is to continue the evaluation of a Getchell-style gold deposit and deploying a new technology for the discovery of Getchell-style mineralization at Snowstorm.

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2024 exploration effort was dedicated to understanding the geology encountered in drilling and its relationship to prospective host gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were reviewed, and we continue to research systems that can improve target identification for deployment in 2025. Access and permit conditions were reviewed for initiating an initial drill program on the Goldstorm target.

3 Aces Project

At 3 Aces, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	267	1,848
Exploration	156	4,311
Environmental & technical services	200	1,139
Other holding or property	4	125
Total	627	7,423

The 2025 exploration objective for 3 Aces is to complete an evaluation of the strike extension of the Central Core Area to the south. Accomplishing this objective will rely on completing 2,500 meters of diamond drilling in 5 to 7 holes. The total budget for the 2025 program at 3 Aces is $7.4 million.

In 2024, the Company completed a 7,600-meter drill program at 3 Aces, evaluated resource expansion potential at three targets in the Central Core Area, and completed an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. Additional costs per meter drilled in 2024 accounted for the main overrun in exploration expenditures in 2024, over plan. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	83	360
Environmental and social	4	150
Technical and engineering	17	96
Other property or holding costs	61	176
Total	165	782

In 2025, the Company plans to update the Preliminary Feasibility Study for the Courageous Lake Project with a budget of $100,000 allocated to this work. Additional activities for the year include maintaining positive relations with local communities, ensuring that existing permits remain in good standing, and initiating the renewal process for exploration permits scheduled to expire in 2027. The total estimated budget for the Courageous Lake Project in 2025 is $0.8 million.

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In early 2024, the Company filed an updated Preliminary Feasibility Study (the “2024 PFS”) for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment (“2024 PEA”) forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 51% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 18% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

The 2024 PFS and the 2024 PEA can be found on the Company’s website www.seabridgegold.com.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position increased by $110.9 million, from $37.8 million on December 31, 2024 to $148.7 million on March 31, 2025. The increase was mainly due to the US$100.2 million cash proceeds from the private placement and bought deal financing completed in February 2025 (discussed below), partially offset by cash used in early works infrastructure work at KSM, environmental, and exploration projects, and corporate and administrative costs. Included in current liabilities at March 31, 2025, is $6.6 million of flow-through premium liability which is a non-cash item (December 31, 2024 - $6.9 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures, and other obligations as they become due is dependent upon market conditions.

On February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

During the first quarter of 2024, the Company replaced its US$750 million base shelf prospectus and related registration statement, that was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM is available to the Company until February 2027 (or until US$100 million in shares have been sold). Under the terms of the US$80.1 million bought deal financing completed on February 19, 2025, the Company agreed not to sell any of its shares for the 90-day period following financing completion. Accordingly, unless its covenant is waived, the Company cannot sell shares under its ATM offering until after May 20, 2025.

During the three months ended March 31, 2025, the Company raised $2.2 million (in 2024 - $75.9 million) through the ATM offering. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and ongoing activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro. When and if required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

($000s)	March 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	156,761	49,815
Amounts receivable and prepaid expenses	2,709	2,928
Investment in marketable securities	6,617	5,403
Total current assets	166,087	58,146

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8,767	11,281
Flow-through share premium	6,645	6,940
Lease obligations	271	348
Provision for reclamation liabilities	1,750	1,750
Total current liabilities	17,433	20,319
Working Capital (1)	148,654	37,827

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the 2023 Secured Note back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, such NSR to be at a percentage of 1%, 1.2%, 1.25% or a 1.5%, under different scenarios, to be paid in perpetuity. The Company has the option to buy down the NSR percentage to either a 0.5% or a 0.625% NSR on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is sold and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the 2023 Secured Note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% or 1.25% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest. Sprott’s put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates. As at March 31, 2025, the fair value of the 2023 Secured Note was calculated based on a 1.25% to 1.5% NSR (December 31, 2024 - 1.25% to 1.5%).

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

On July 26, 2024, KSM received the SSD from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry. As mentioned above in the outlook for KSM, two petitions have been filed with the Province of BC challenging the SSD. However, based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management has determined that the probability of KSM Mining ULC not retaining or not re-obtaining the EAC is remote.

If Sprott exercises its put right, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment. No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected not to separate these embedded derivatives from the underlying host secured note and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the three months ended March 31, 2025, the fair value of the 2023 Secured Note decreased, and the Company recorded a $9.7 million gain (year ended December 31, 2024 - $30.7 million loss) on the remeasurement. As at March 31, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation makes the KSM Project’s approved EAC no longer subject to expiry.

The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before three years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates. On July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the Investors can put the secured note back to the Company for the EAC expiry. As mentioned above, two petitions have been filed with the Province of BC challenging the SSD. However, management has determined that the probability of KSM Mining ULC not retaining or not re-obtaining the EAC is remote.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing). As at March 31, 2025, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty (December 31, 2024 - 75%).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at March 31, 2025, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $317.3 million, and the Company recorded a $3.5 million loss. As at March 31, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

As at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, of $313.8 million, and for the year ended December 31, 2024, the Company recorded a $19.4 million loss.

To satisfy the interest payment on the 2022 Secured Note, during the three months ended March 2025, the Company issued 323,445 common shares in respect of the interest incurred during the period (year ended December 31, 2024 - 1,101,403 common shares).

Other Financings

As discussed under Liquidity and Capital Resources section above in January 2025, the Company renewed its ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in February 2027.

During the three months ended March 31, 2025, the Company issued 126,750 shares, at an average selling price of $17.79 per share, for net proceeds of $2.2 million under the Company’s ATM. During 2024, the Company issued 3,645,859 shares, at an average selling price of $21.25 per share, for net proceeds of $75.9 million under the Company’s ATM. As at March 31, 2025, US$98.9 million was available under the ATM.

On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the current quarter, the Company incurred $0.5 million of qualifying exploration expenditures and $0.2 million of the remaining premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the current quarter, the Company incurred $0.3 million of qualifying exploration expenditures and $0.1 million of the remaining premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued, at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

During the first quarter of 2025, operating activities, including working capital adjustments, used $1.6 million cash compared to $1.4 million cash from operating activities in the first quarter of 2024. The decrease in cash used in operating activities was mainly due to higher realized foreign exchange gain and higher interest income, partially offset by the impact of changes in working capital. Operating activities in the near term are expected to remain stable or increase marginally given the growth in projects and corporate activity in the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and further explore the Iskut, Snowstorm, and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at March 31, 2025:

	Payments due by years
($000s)	Total	2025	2026-2027	2028-2029	2030-2031
2022 Secured Note - interest	125,675	15,769	42,050	42,050	25,806
2023 Secured Note - interest	111,189	37,917	28,034	28,034	17,204
Capital expenditure commitments	21,608	19,872	1,736	-	-
Flow-through share expenditures	18,914	18,914	-	-	-
Mineral interests	9,026	620	1,634	3,386	3,386
Lease obligation	2,361	511	880	820	150
	288,773	93,603	74,334	74,290	46,546

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project. On March 21, 2024, and again on January 8, 2025, the Company signed amendments to the Facilities Agreement with BC Hydro.

Based on the amended Facilities Agreement, the cost to complete the construction is estimated to be $86.2 million of which the Company has paid $78.8 million to BC Hydro, inclusive of $7.6 million paid during the current quarter and $24.4 million paid subsequent to the quarter end in April. The remaining balance of $7.4 million is due in July 2025. In addition, the Facilities Agreement requires $74.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available, of which the Company has paid $67.7 million to BC Hydro, inclusive of $8.0 million paid during the current quarter. The remaining balance of $7.0 million is due in July 2025. The $74.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%.

OTHER CONTINGENCIES

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed the discovery process with the Department of Justice that included settling an agreed statement of facts. The Company presented its case in the BC Supreme Court in September 2024. As at December 31, 2024, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result the Company has recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment was rendered substantially in the favor of the Company supporting its position for the recoverability of the BCMETC receivable.

As previously disclosed in the Company’s prior years financial statements and in its consolidated financial statements for the year ended December 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at March 31, 2025. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.8 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable. The judgment rendered on March 26, 2025, related to the BCMETC trial described above, reaffirms the Company’s position.

CONTROLS AND PROCEDURES

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of March 31, 2025, that they are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social, and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with leading governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related and nature-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy influences the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors in associated matters. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report, including its Climate Strategy report, annually covering its Sustainability performance and approach to climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve leading operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.

In the first quarter ended March 31, 2025, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy, Health and Safety Policy, including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

SHARES ISSUED AND OUTSTANDING

At May 13, 2025, the issued and outstanding common shares of the Company totaled 100,543,114. In addition, there were 777,302 RSUs and 54,500 DSUs outstanding. Assuming the conversion of all of these instruments into shares, the issued and outstanding common shares would be 101,374,916.

Related Party Transactions

During the first quarter of 2025 and 2024, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2025.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects inaccurate assumptions and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or other such factors which affect this information, except as required by law.